

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2024

Tamara Jovonovich
Chief Executive Officer
Jabez Biosciences, Inc.
6393 Blackstone Dr.
Zionsville, IN 46077

> **Re: Jabez Biosciences, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed December 3, 2024**
> **File No. 024-12509**

Dear Tamara Jovonovich:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 27, 2024 letter.

Amendment No. 3 to Offering Statement on Form 1-A
Regulatory Process, page 23

1.   We note your response to prior comment 1 and reissue. You state that performance of clinical trials in accordance with good clinical practice is required. Please expand your disclosure to provide further details regarding the regulatory structure of the clinical trials referenced. As an example only, if your product candidate JBZ-001 must undergo Phase 1, 2, and 3 of clinical trials please provide a description of what each phase entails.

  Please contact Christine Torney at 202-551-3652 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jim Byrd